News Release	TSX, AMEX Symbol: NG

NovaGold Year-End Financial Results and Project Update

February 28, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. today announced the results of its fiscal year ended November 30, 2006 along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Highlights

  US$175 million financing completed in 2006
  Rock Creek construction started in 2006, with production anticipated to start by mid-2007
  Galore Creek Feasibility Study completed, providing first reserves
  Galore Creek Environmental Assessment Certificate issued. Permits expected shortly, with construction anticipated by mid-2007
  Extensive drill program completed for Donlin Creek
  C$106.6 million cash at November 30, 2006
  Conference call set for March 2, 2007 at 11 am PST (2 pm EST); toll free 1-877-461-2814

The last 12 months have certainly been exciting for NovaGold and its shareholders. In 2006 the Company continued to make significant headway at its three most advanced projects, acquired a “green” power company, survived a hostile takeover attempt and delivered outstanding shareholder returns. NovaGold is exceptionally well positioned in 2007 to take full advantage of the bull market in gold, silver and copper, leveraging its large and growing North American reserve and resource base that will continue to add significant new value for shareholders, and for the communities in which it works.

The year began with the completion of a US$175 million marketed equity financing led by Citigroup, RBC and Bear Stearns. Each subsequent milestone achieved in 2006 moved NovaGold one step closer to becoming a mid-tier gold producer. Indeed, initial production is targeted to begin by mid-2007 at NovaGold’s Rock Creek project near Nome, Alaska, ramping up to commercial production at approximately 100,000 ounces of gold per year. With the receipt of major permits, construction on the project began at the end of August 2006 and continued throughout the winter. A lawsuit launched against the US Army Corps of Engineers resulted in suspension of the project’s wetlands permit while the Corps reviewed the Environmental Assessment process. Neither NovaGold nor its subsidiary, Alaska Gold Company, was named in the lawsuit, and to this point delays at the project have not been significant. The US Army Corps of Engineers today announced its intention to reinstate the permit effective March 13th, at which point NovaGold can resume work at other areas on site. Construction may be impeded, however, if the permit is challenged again or if a court enters an order in the litigation temporarily or permanently enjoining the project.

NovaGold’s Galore Creek copper-gold-silver project made significant advancements in 2006. NovaGold signed a comprehensive Participation Agreement with the Tahltan First Nation in February, committing both parties to working together to develop Galore Creek as a showcase mine that is built and operated in a socially and environmentally sustainable manner. The Tahltan were instrumental in completing the Environmental Assessment Application, which was filed in June. After a complete public and government review process, NovaGold received the Environmental Assessment Certificate on February 23, 2007, clearing the way for the issuance of the various permits and authorizations required to construct and operate the mine. The Galore Creek Construction team, comprising 37 individuals with decades of industry experience, is making final preparations to begin construction. NovaGold anticipates receipt of permits in the second quarter of 2007, and will begin construction immediately upon Board approval.

Another significant achievement for both NovaGold and the Galore Creek project was the acquisition of Coast Mountain Power Corp. in August. Coast Mountain is a “green” power company with several run-of-river hydroelectric projects. Through the acquisition of Coast Mountain, NovaGold secured a potential renewable energy source for the Galore Creek project and introduced a pipeline of renewable energy projects to its portfolio.

A final Feasibility Study for Galore Creek was completed in October 2006, confirming the economics of the project and providing Proven and Probable Reserves. NovaGold completed over 36,000 meters of drilling at Galore Creek in 2006, demonstrating significant expansion potential beyond the currently defined pits. The 2007 drilling program is budgeted for 15,000 meters of follow-up drilling.

The 2006 Donlin Creek drill program completed 92,000 meters of drilling. While results from a considerable portion of the drilling have yet to be analyzed, pending receipt from Barrick of the remaining assays, the 2006 drill campaign is expected to significantly expand the Measured and Indicated Resource base. NovaGold will release a 2006 Donlin Creek resource update as soon as all assays are received and evaluated. The Donlin Creek project is one of the world’s largest undeveloped gold deposits. The project is a joint venture with Barrick Gold Corporation (NovaGold 70%, Barrick 30%). Barrick is currently manager of Donlin Creek and is working toward completion of a feasibility study that will provide Proven and Probable Reserves for the project. Under the terms of a back-in arrangement outlined in the Donlin Creek Mining Venture Agreement, Barrick has an option to earn an additional 40% interest (bringing its total to a 70% interest) in the joint venture. NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Agreement, and on August 25, 2006 filed a lawsuit against Barrick in the United States District Court of Alaska seeking, among other remedies, a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold is asking to be appointed as manager of the project in place of Barrick. The Court concluded there is a “genuine dispute” as to Barrick’s ability to meet the conditions required to earn a 70% interest in Donlin Creek, and the Company’s litigation is still pending.

An independent Preliminary Economic Assessment of the project completed by SRK Consulting (US), Inc. was released by NovaGold on September 25, 2006, confirming the economics of potentially one of the world’s largest open-pit gold mines. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over 1 million ounces of gold per year, making it a true world-class asset.

NovaGold made exceptional progress over the past year on all of its projects, and continues to build its experienced construction, operations and management teams. The Company will continue to advance its projects in 2007, aiming to create shareholder value by initiating construction at Galore Creek and achieving market revaluation as a gold producer. NovaGold is well positioned to become North America’s next mid-tier gold and copper producer. We look forward to reporting on further positive developments on the Company’s projects during the coming months.

Results of Operations

The Company had a net loss of $30.5 million (or $0.33 per share) for the year ended November 30, 2006, compared with a net loss of $5.8 million (or $0.09 per share) in 2005 and a net loss of $8.4 million (or $0.14 per share) in 2004. On July 24, 2006, Barrick announced an unsolicited bid (“Barrick Bid”) for the Company and announced a bid to purchase all the common shares of Pioneer Metals Corporation (“Pioneer”), thus frustrating a bid made by NovaGold for Pioneer on June 19, 2006. The Barrick Bid lasted for more than four months, ending on December 7, 2006. The Company incurred legal, advisory and other professional costs related to Barrick’s actions in 2006 of approximately $19 million, and salaries and administrative costs related to staff working on matters related to the Barrick Bid estimated at an additional $2 million for a total of $21 million (“Barrick Costs”). The Barrick Costs were the main factor for the increase in net loss of $24.6 million from 2005 to 2006. The Barrick Costs include success fees paid to the Company’s financial advisors.

Interest income increased to $6.6 million for the year ended November 30, 2006 compared with $1.5 million in 2005 and $1.3 million in 2004, due to higher cash balances invested and generally higher interest rates, particularly for the US funds. Income from the Company’s land and gravel sales, gold royalties and other revenues was $1.7 million during the year ended November 30, 2006 compared with $2.2 million in 2005 and $2.5 million in 2004. The reduction in sales was caused primarily by a focus of efforts of the team in Nome, Alaska to the Rock Creek mine construction.

Expenses were $40.3 million for the year ended November 30, 2006 compared with $11.3 million in 2005 and $12.0 million in 2004, including in those years $4.2 million, $3.4 million and $5.8 million, respectively, for the non-cash stock-based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, and professional fees have increased to $34.2 million in 2006 compared with $7.8 million in 2005 and $6.2 million in 2004. Of the $28 million increase in 2006, the single largest cost related to the Barrick Costs, which totalled approximately $21 million. General and administrative costs increased by $2.4 million from 2005 to 2006, mainly due to Barrick Costs, increases in occupancy costs and interest of $0.7 million. Corporate development and communications increased by $0.3 million to $1.5 million in 2006. This increase was slightly larger than the $0.3 million increase to $1.1 million in 2005 because of increased shareholder presentations and more direct corporate development activities, particularly related to the Company’s financial advisors for the Galore Creek project. Professional fees increased by $21 million, principally due to the unsolicited takeover attempt initiated by Barrick and related financial advisory fees and legal defense costs, and increased Sarbanes-Oxley compliance costs. Wages and benefits have increased by $2.6 million to $5.2 million in 2006 due to the expansion of staff resources, in all areas of the Company, required to meet the needs created by increased business, including expenditures on mineral exploration and development.

The other item of significance in 2006 is a foreign exchange loss amounting to $0.9 million. This compares to an exchange gain of $0.5 million in 2005 and $0.1 million in 2004. Strengthening of the Canadian dollar against the US dollar through much of 2006 resulted in the 2006 loss as investments, and amounts held in US dollars to fund anticipated US dollar expenditures lost value. The foreign exchange gain in 2005 was mainly due to gains on liabilities incurred in US dollars. The Company recorded expensed exploration and mineral property write-downs of $0.5 million in 2006 compared with $0.5 million in 2005 and $0.3 million in 2004. In 2006 the costs related mainly to expensed generative exploration costs, and in 2005 the costs related mainly to a write-down of exploration expenditures in 2005 and earlier on the Thunder Mountain property in Nevada, as the option agreement on that property has been allowed to lapse because drilling results did not meet the Company’s target expectations.

Outlook

At November 30, 2006 the Company had cash and cash equivalents of $106.6 million and marketable securities available for sale with a quoted market value of $29.8 million. The Company has budgeted to expend $37 million, net of revenues, on Rock Creek construction in fiscal 2007, plus an additional $6 million on exploration and other costs at Rock Creek. The Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s smaller Alaskan and British Columbia properties. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 including 70,000 meters of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

At the Galore Creek project, the Company is in the later stages of obtaining approval to construct a mine on the property that will have a nominal throughput of 65,000 tonnes per day that is planned to produce annually, when in operation, 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first five years of mine life.

On February 23, 2007 NovaGold announced that it had received its BC Provincial Environmental Assessment Certificate for Galore Creek. The certificate outlines the commitments and conditions required to ensure that the project can proceed without resulting in any significant adverse environmental impacts. The Canadian Environmental Assessment Agency initiated the final 30-day public review and comment period on January 19, 2007 when it filed a Public Notice inviting comments. The comment period closed on February 19th. The responsible Federal Government agencies will review all input and make a recommendation to the Federal Minister of the Environment for approval of the Comprehensive Study Report. Once this approval is granted, the Federal agencies can grant the necessary Federal authorizations associated with the project. Provincial permits to allow construction to proceed are now being reviewed and these are expected to be granted in the second quarter of 2007.

NovaGold has applied to the government of British Columbia for a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. Pioneer Metals Corporation, which is controlled by Barrick and holds subsurface rights in the property, is contesting the application. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. NovaGold anticipates that a surface lease for the tailings and waste facility approved by the government in the Environmental Assessment Certificate will be issued in a timely manner.

The Galore Creek Construction team is making final preparations to be able to commence construction with Board approval, upon receipt of permits. Installation of project information systems is continuing, as is the purchase of critical equipment required for rapid implementation and control of construction activities. Contracts are in various stages of negotiation for access road, tunnel, bridge building, helicopter support, design and engineering and other project-related activities as required within the project schedule.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by Coast Mountain on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team has rescheduled and re-estimated costs for 2007 based on the longer development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion (US$1.8 billion), with start-up of operations in 2012 rather than 2011.

NovaGold believes it would be able to cover all planned activities for 2007 that it needs to fund, excluding those related to Galore Creek, with its available cash and proceeds from its marketable securities held for sale. The Company plans to ultimately obtain a joint venture partner (or syndicate of partners) for Galore Creek that will share costs. NovaGold anticipates that construction permits will be received in April 2007 and it is currently entering into contracts to enable a smooth transition into construction without delay. Competition for contractors is currently extremely high in Western Canada and NovaGold is committing early in order to assure availability when needed. NovaGold plans to undertake financing in 2007 in the form of either debt, equity or a combination of debt and equity, although there can be no assurance that NovaGold can obtain financing on terms favourable to it.

Conference Call Friday March 2, 2007

NovaGold will hold a conference call and webcast on Friday, March 2, 2007 at 11 am PST (2 pm EST) to discuss its financial results for the year ended November 30, 2006 and give an update on the Company’s project development activities. To participate in the conference call, dial 416-695-9757 or toll-free 1-877-461-2814. Live audio and a presentation will be simultaneously broadcast on NovaGold’s website at www.novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation with Pioneer Metals Corporation concerning the Galore Creek property and the Grace claims, and with Barrick Gold Corporation concerning ownership and management of the Donlin Creek project; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek, Rock Creek and other projects, and environmental litigation challenging the Rock Creek permit; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

# # #

Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227